

Andres Chisco · 3rd

COO at Voike, Inc.

Miami, Florida, United States · 500+ connections · **Contact info**

Voike, Inc.


Pontificia Universida
Javeriana

Experience

COO
Voike, Inc.
Nov 2016 – Present · 3 yrs 9 mos



Intcomex
4 yrs 4 mos

Director Value Division
Jul 2013 – Oct 2016 · 3 yrs 4 mos
Miami, Florida

Director -- Consumer Electronics & Peripherals
Jul 2012 – Jul 2013 · 1 yr 1 mo
Miami/Fort Lauderdale Area

VP Sales & Business Development
Alphatec International, LLC
Feb 2010 – Jun 2012 · 2 yrs 5 mos
Miami, FL USA

Sr Director, Business Development & Investments

Casablanca Investments Group

Apr 2008 – Feb 2010 · 1 yr 11 mos

Business Development and Investment Management company mainly focused on the telecommunications industry

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Director - Business Development & Ventures

Brightstar Corp

Jan 2006 – Mar 2008 · 2 yrs 3 mos

Show 4 more experiences ⌄

Education



Pontificia Universidad Javeriana

